FIRST AMENDMENT
TO
AGREEMENT OF PURCHASE AND SALE
FOR
MIRAMONTE RESORT &SPA
INDIAN WELLS, CALIFORNIA

        THIS AMENDMENT is made as of November 8, 2004, by and between RESORT CALIFORNIA, LLC, a Delaware limited liability company (“Seller”), and LOWE HOSPITALITY INVESTMENT PARTNERS, LLC., a Delaware limited liability company (“Buyer”), with respect to that certain Agreement of Purchase and Sale, dated as of October 7, 2004, between Seller and Buyer (the “Agreement”); and with reference to the following:

R e c i t a l s

        A.     In connection with Buyer’s investigation of the Property, Seller has furnished to Buyer copies of certain Service Contracts, entered into by an Affiliate of Seller, that cover multiple properties, including (but not limited to) the Hotel (the “Master Contracts”).

        B.     Because they cover multiple properties, the Master Contracts will not be assigned to, or assumed by, Buyer at Closing, but rather Seller will cause them to be terminated as of Closing with respect to the Hotel.

        C.     The Master Contracts contain certain information, the confidentiality of which Seller desires and Buyer has agree to preserve after Closing.

        NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the receipt and sufficiency hereof is hereby acknowledged, the parties hereto (the “Parties” and each sometimes a “Party”) do hereby act, agree and covenant as follows:

        1.    Definitions. Each capitalized term that is not otherwise defined in this Amendment shall have the meaning (if any) assigned to it in the Agreement, and the language of this Amendment shall otherwise be construed in like manner with the Agreement.

        2.    Exclusion of Master Contracts. Each of the Master Contracts shall be deemed an Excluded Contract.

        3.    Confidentiality of Master Contracts. Except for Permitted Disclosures (as defined in Section 16.1 of the Agreement), Buyer shall keep the Master Contracts confidential, both before and after Closing (and regardless whether Closing occurs) and shall not disclose any of the terms of the Master Contract to any Person.

        4.    Errata. The following corrections are hereby made in the Agreement:

Section 5.1.1. In the fifth line, the phrase “with ten Days after the Effective Date” is corrected to read “within ten Days after the Effective Date”.

Section 10.10. In the sixth line, the phrase “of if one Party gives Escrow Agent” is corrected to read “or if one Party gives Escrow Agent”.

        5.    No Other Modification. Except as expressly amended hereby, the Agreement remains in full force and effect and unmodified.

        6.    Counterparts. This Amendment may be executed in any number of counterparts and by each Party on separate counterparts, each of which when so executed and delivered shall be deemed an original and all of which taken together shall constitute but one and the same instrument.

        IN WITNESS WHEREOF, the Parties have caused their respective duly authorized representative(s) to execute and deliver this Amendment as of the date first above written.

SELLER:	BUYER:
RESORT CALIFORNIA, LLC, a Delaware limited liability company	LOWE HOSPITALITY INVESTMENT PARTNERS, LLC, a Delaware
limited liability company
By: Marcus Hotels, Inc., its Member	By LHIP Manager, LLC, its manager
By: /s/ Douglas A. Neis	By: /s/ Chad C. Christensen
Name: Douglas A. Neis	Name: Chad C. Christensen
Title: Treasurer	Title: Vice President

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